SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2016

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

EXPLANATORY NOTE

YPF S.A. (“YPF” or the “Company”) is submitting this Amendment No. 1 to its Translation of Consolidated Results Q3 2016 furnished to the U.S. Securities and Exchange Commission on November 8, 2016, to correct an involuntary mistake on Table 5.3 “Consolidated Statement of Cash Flow YPF Sociedad Anonima and Controlled Companies” of such translation.

This Form 6-K sets forth the Original Form 6-K in its entirety and reflects the changes described above.

YPF Sociedád Anonima

ITEM

1 Translation of Consolidated Results Q3 2016.

YPF S.A.

Consolidated Results

Q3 2016

Consolidated Results Q3 2016

CONTENT

Consolidated Results Q3 2016

Adjusted EBITDA for Q3 2016 was Ps 14.6 billion, 9.3% higher than Q3 2015.

Q3 2015	Q2 2016	Q3 2016	Var.% Q3 16/ Q3 15		Jan - Sep 2015	Jan - Sep 2016	Var.% 2016 / 2015

40,056	52,759	55,849	39.4%	Revenues (Million Ps)	115,190	155,542	35.0%

5,631	5,318	-34,578	-714.1%	Operating income (Million Ps)	15,678	-27,642	-276.3%

5,631	5,318	1,610	-71.4%	Operating income before impairment of assets (Million Ps)	15,678	8,546	-45.5%

1,884	-753	-30,256	-1705.9%	Net income (Million Ps)	6,291	-30,154	-579.3%

1,884	-753	-6,734	-457.4%	Net income before impairment of assets (Million Ps)	6,291	-6,632	-205.4%

13,363	17,181	14,609	9.3%	Adj. EBITDA (Million Ps)	35,967	44,283	23.1%

4.72	-1.89	-77.14	-1732.9%	Earnings per share (Ps per Share)	16.00	-76.49	-578.0%

15,730	14,498	14,997	-4.7%	Capital expenditures (Million Ps)	42,839	44,236	3.3%

Adjusted EBITDA = Net income attributable to shareholders + Net income (loss) for non-controlling interest - Deferred income tax - Income tax - Financial income (losses) gains on liabilities - Financial income gains (losses) on assets - Income on investments in companies + Depreciation of property, plant and equipment + Amortization of intangible assets + Impairment of property, plant and equipment.

(Amounts are expressed in billions of Argentine pesos, except where indicated)

1. MAIN MILESTONES AND ECONOMIC MAGNITUDES FOR Q3 2016

•	Revenues for Q3 2016 were Ps 55.8 billion, 39.4% higher than Q3 2015.

•	Operating income for Q3 2016 before asset impairment charges was Ps 1.6 billion, 71.4% lower than Q3 2015. Taking into account asset impairment charges of Ps 36.2 billion, operating losses for Q3 2016 were Ps 34.6 billion.

•	Net income for Q3 2016 before asset impairment charges was a loss of Ps 6.7 billion compared to net income of Ps 1.9 billion recorded for Q3 2015. Net income after asset impairment charges was a loss of Ps 30.3 billion.

•	Adjusted EBITDA for Q3 2016 was Ps 14.6 billion, 9.3% higher than Q3 2015.

•	Hydrocarbon production for Q3 2016 was 579.3 Kboed, 1.3% higher than Q3 2015. Crude oil production for Q3 2016 was 247.1 Kbbld, 0.9% lower than Q3 2015. Natural gas production for Q3 2016 was 44.9 Mm3d, 1.1% higher than Q3 2015. NGL production for Q3 2016 was 50.1 Kbbld, 14.8% higher than Q3 2015.

•	Refinery processing levels in the Downstream business segment for Q3 2016 were 91.4%, 1.7% lower than Q3 2015.

•	Capital expenditures in fixed assets for Q3 2016 were Ps 15.0 billion, 4.7% lower than Q3 2015.

Consolidated Results Q3 2016

2. ANALYSIS OF RESULTS FOR Q3 2016

Revenues for Q3 2016 were Ps 55.8 billion, 39.4% higher than Q3 2015, due primarily to the following factors:

•	Natural gas revenues increased Ps 4.2 billion, due to a 76.0% increase in prices in Argentine peso terms and a 1.1% increase in sales volumes.

•	Diesel revenues increased Ps 3.8 billion, due to a 31.7% increase in diesel mix prices, offset by a 4.2% decrease in sales volumes.

•	Gasoline revenues increased Ps 2.9 billion, due to a 36.8% increase in prices, offset by a 2.5% decrease in sales volumes.

•	Retail natural gas revenues from our subsidiary MetroGas (residential and small business and companies) increased Ps 1.2 billion, due to a 69.9% increase in prices in Argentine peso terms and a 19.7% increase in sales volumes.

•	Fuel oil revenues increased Ps 1.0 billion, due to a 56.6% increase in prices in Argentine peso terms, offset by a 7.7% decrease in sales volumes.

•	Exports of flour, oil and grains increased Ps 0.4 billion, due to a 101.2% increase in prices in Argentine peso terms, offset by a 28.4% decrease in sales volumes.

•	Partially offsetting the effect of the increases discussed above, in Q3 2015 Ps 0.5 billion was accrued due to the Crude Oil Production Stimulus Program, which was discontinued as of 2016.

Cost of sales for Q3 2016 was Ps 48.0 billion, 61.2% higher than Q3 2015. This includes a 58.0% increase in production costs and a 52.1% increase in purchases. Cash costs, which include costs of production and purchases but exclude depreciation and amortization, increased by 48.8%. This increase was driven by the following factors:

a) Costs of production:

•	Depreciation of fixed assets increased Ps 5.5 billion, an increase of 82.0%, due to investments in assets and appreciation in 2016 based on their valuation in U.S. dollars, which is the functional currency of the company.

•	Lifting costs increased Ps 2.5 billion, reflecting a 32.6% increase in the unit indicator in Argentine peso terms.

•	Royalties increased Ps 1.6 billion. Of this increase, Ps 0.9 billion was related to an increase in royalties for crude oil production and Ps 0.7 billion was related to an increase in royalties for natural gas production.

Consolidated Results Q3 2016

•	Production costs related to refining increased Ps 0.7 billion, reflecting a 49.5% increase in the unit indicator in Argentine peso terms.

•	Transportation costs increased Ps 0.5 billion, mainly due to increases in rates produced during 2016.

b) Purchases:

•	FAME and ethanol biofuel purchases increased Ps 1.6 billion, due to higher FAME and ethanol biofuel prices and a 12.9% increase in volumes purchased of ethanol biofuel due to an increase in the amount of ethanol biofuel required to be included in gasoline (from 10% to 12%), which was partially offset by a 7.1% decrease in volumes purchased of FAME in line with decreased diesel production.

•	Natural gas purchases from other suppliers for resale in the retail segment (residential and small business and companies) from our subsidiary MetroGas increased Ps 1.2 billion due to an increase in prices in Argentine peso terms of 146.5% and an increase in the volumes purchased of 2.9%.

•	Imports of diesel and jet fuel increased Ps 0.5 million, due to greater volumes purchased of jet fuel and higher prices for diesel and jet fuel in Argentine peso terms, which was partially offset by lower volumes purchased of diesel.

•	Grain purchases in the agricultural sales segment through the form of barter, which were recorded as purchases for accounting purposes, increased Ps 0.4 billion due to higher prices in Argentine peso terms, which was partially offset by lower volumes purchased.

•	Crude oil purchases from third parties increased Ps 0.4 billion, due to a 41.8% increase in the Argentine peso purchase price against a 20.9% decrease in volumes purchased.

Administration expenses for Q3 2016 were Ps 1.9 billion, 49.0% higher than Q3 2015. The increase was principally due to higher personnel expenses, higher IT costs and higher fixed asset depreciation.

Selling expenses for Q3 2016 were Ps 3.9 billion, 52.1% higher than Q3 2015. This was driven primarily by increases in transport expenses, principally due to higher rates paid for domestic transport of fuels and increases in personnel costs and fixed asset depreciation. Additionally, in Q3 2015 there was a recovery of charges in the provision for doubtful debts in the natural gas distribution segment.

Exploration expenses for Q3 2016 were Ps 0.3 billion, a decrease compared to Ps 1.2 billion for Q3 2015.

Additionally, in Q3 2016, the company recorded an impairment charge for property, plant and equipment of Ps 36.2 billion, due to an expected reduction in prices for crude oil in the Argentine domestic market, together with estimated evolution of costs based on both the impact of macroeconomic factors and the operational behavior of the company’s assets.

Consolidated Results Q3 2016

Other Operating Results, net, for Q3 2016 were a loss of Ps 26 million, compared to a gain of Ps 0.4 billion for Q3 2015. The loss is primarily due to the temporary economic assistance of Ps 0.2 billion received in Q3 2015 by the company’s subsidiary, MetroGAS S.A., available through Resolution No. 263/2015 of the Argentine Secretary of Energy as well as the receipt of construction incentives of Ps 0.2 billion by the company’s subsidiary A-Evangelista.

Financial results for Q3 2016 were a loss of Ps 3.3 billion, compared to a loss of Ps 0.7 billion for Q3 2015. This change was driven primarily by lower positive effects of foreign exchange rates on net liabilities in Argentine pesos of Ps 0.6 billion, generated by a lower devaluation of the Argentine peso in Q3 2016 compared to Q3 2015. Interest expenses also increased Ps 2.9 billion, due to increased levels of debt and higher interest rates.

Income tax for Q3 2016 was a benefit of Ps 7.5 billion, compared to an expense of Ps 3.1 billion in Q3 2015. This was due primarily to a decrease in deferred tax expenses of Ps 9.5 billion and a decrease in current income tax of Ps 1.1 million.

Net income for Q3 2016 before asset impairment charges was a loss of Ps 6.7 billion compared to net income of Ps 1.9 billion recorded for Q3 2015. Net income after asset impairment charges was a loss of Ps 30.3 billion.

Capital expenditures in fixed assets for Q3 2016 were Ps 15.0 billion, 4.7% lower than Q3 2015.

Consolidated Results Q3 2016

3. ANALYSIS OF OPERATING RESULTS BY BUSINESS SEGMENT FOR Q3 2016

3.1 UPSTREAM

Q3 2015	Q2 2016	Q3 2016	Var.% Q3 16/ Q3 15		Jan - Sep 2015	Jan - Sep 2016	Var.% 2016 / 2015

2,171	1,716	-35,137	-1718.5%	Operating income (Million Ps)	6,965	-28,980	-516.1%

2,171	1,716	1,051	-51.6%	Operating income before impairment of assets (Million Ps)	6,965	7,208	3.5%

20,491	27,839	28,096	37.1%	Revenues (Million Ps)	58,623	85,265	45.4%

249.3	242.9	247.1	-0.9%	Crude oil production (Kbbld)	248.8	246.3	-1.0%

43.6	49.6	50.1	14.8%	NGL production (Kbbld)	47.6	52.0	9.3%

44.4	44.8	44.9	1.1%	Gas production (Mm3d)	44.3	44.6	0.6%

571.9	574.0	579.3	1.3%	Total production (Kboed)	574.9	578.5	0.6%

1,182	738	312	-73.6%	Exploration costs (Million Ps)	1,760	1,504	-14.5%

12,292	11,409	11,665	-5.1%	Capital expenditures (Million Ps)	35,402	35,329	-0.2%

6,023	9,734	10,965	82.1%	Depreciation (Million Ps)	16,444	29,795	81.2%

				Realization Prices

68.9	60.7	59.9	-12.9%	Crude oil prices in domestic market Period average (USD/bbl)	68.9	60.8	-11.7%

4.47	4.74	4.78	6.9%	Average gas price (USD/Mmbtu)	4.58	4.74	3.6%

Operating income for the Upstream business segment for Q3 2016 before asset impairment charges was Ps 1.1 billion, 51.6% lower than Q3 2015. Taking into account asset impairment charges of Ps 36.2 billion, operating losses for this business segment for Q3 2016 were Ps 35.1 billion.

Revenues were Ps 28.1 billion for Q3 2016, 37.1% higher than Q3 2015, due primarily to the following factors:

•	Crude oil revenues increased Ps 4.1 billion, an increase of 28.6%, due to a 41.3% increase in Argentine peso terms of the transfer price between the Upstream business segment and the Downstream business segment, while volumes transferred between business segments decreased by 4.9% and volumes sold to third parties decreased by 32.5%.

•	Natural gas sales to third parties increased Ps 4.2 billion, an increase of 78.0%, due to a 76.0% increase in prices in Argentine peso terms and a 1.1% increase in sales volumes.

•	In Q3 2015, Ps 0.5 billion was accrued due to the Crude Oil Production Stimulus Program.

Consolidated Results Q3 2016

The price obtained in U.S. dollars for crude oil in the Argentine domestic market for Q3 2016 decreased 12.9% to US$59.90/barrel, highlighting that in August, negotiations between local producers and refiners resulted in a 6% reduction of the Argentine domestic crude oil price per barrel over three months. The price obtained in U.S. dollars for natural gas was US$4.78/Mmbtu, 6.9% higher than Q3 2015.

Hydrocarbon production for Q3 2016 was 579.3 Kboed, 1.3% higher than Q3 2015. Crude oil production for Q3 2016 was 247.1 Kbbld, a 0.9% decrease. Natural gas production for Q3 2016 was 44.9 Mm3d, a 1.1% increase. NGL production for Q3 2016 was 50.1 Kbbld, a 14.8% increase.

With respect to development activity, 140 wells were put in production in Q3 2016, including the unconventional wells and tight gas wells discussed below, for a total of 512 new wells in 2016.

Hydrocarbon production in shale areas for Q3 2016 was 58.2 Kboed, including 30.7 Kbbld of crude oil, 11.3 Kbbld of NGL and 2.6 Mm3d of natural gas, of which YPF consolidates approximately 50%. During Q3 2016, 24 wells were put in production targeting the Vaca Muerta formation, for a total of 522 wells at the end of Q3 2016, including 11 active drilling rigs and 10 workovers.

With respect to tight gas activity: (i) in the Lajas formation, 10 wells were put in production during Q3 2016, and natural gas production was 5.25 Mm3d, (ii) in the Mulichinco formation in the Rincón del Mangrullo area, natural gas production was 2.1 Mm3d, and 3 wells were put in production, and (iii) in the Estacíon Fernández Oro area, natural gas production was 2.2 Mm3d.

Production costs for Q3 2016 were Ps 26.6 billion, 56.8% higher than Q3 2015, mainly due to the following:

•	Depreciation of fixed assets increased Ps 4.9 billion, an 82.1% increase;

•	Lifting costs increased Ps 2.5 billion, reflecting a 32.6% increase in the unit indicator in Argentine peso terms;

•	Royalties increased Ps 1.6 billion. Of this increase, Ps 0.9 billion was related to higher royalties for crude oil production and Ps 0.7 billion was related to higher royalties for natural gas production; and

•	Transportation costs increased Ps 95 million, a 20.9% increase, mainly due to increases in rates produced during 2016.

Exploration expenses for Q3 2016 were Ps 0.3 billion, 73.6% lower than Q3 2015. Losses from unproductive exploratory wells decreased Ps 0.6 billion for Q3 2016 compared to Q3 2015. Expenses for geological and geophysical studies decreased Ps 0.2 billion, as seismic survey studies in Q3 2016 focused on developing areas and this focus allowed the company to capitalize on such areas.

As discussed above, in Q3 2016 the company recorded an impairment charge for property, plant and equipment of Ps 36.2 billion, due to an expected reduction in prices for crude oil in the Argentine domestic market, together with estimated evolution of costs based on both the impact of macroeconomic factors and the operational behavior of the company’s assets.

Unit cash costs in U.S. dollars decreased 14.4% to US$20.80/boe for Q3 2016 from US$24.30/boe for Q3 2015, including taxes of US$6.10/boe and US$6.70/boe, respectively. In turn, the average lifting cost for YPF was US$12.00/boe for Q3 2016, 20.0% lower than US$15.10/boe for Q3 2015.

Consolidated Results Q3 2016

CAPEX

Capital expenditures for the Upstream business segment for Q3 2016 were Ps 11.7 billion, 5.1% lower than Q3 2015.

Of these capital expenditures, 69% were invested in drilling and workover activities, 19% in facilities, and the remaining 12% in exploration and other activities in the Upstream business segment.

In the Neuquina basin area, activities for Q3 2016 were focused on the development of the Loma Campana, Aguada Toledo – Sierra Barrosa (Lajas), Rincón del Mangrullo, El Orejano, La Amarga Chica, Loma La Lata (Sierras Blancas) and Chachahuen blocks. Development activities continued at the Cuyana basin, mainly in the Barrancas, Estructura Cruz de Piedra, La Ventana, Vizcacheras, Llancanelo and Cerro Fortunoso blocks. In the Golfo San Jorge basin, most activity was concentrated in Cañadón de la Escondida, El Guadal, Seco León and Barranca Baya areas, in the province of Santa Cruz, and the Manantiales Behr and El Trébol-Escalante areas in the province of Chubut.

Exploration activities for Q3 2016 covered the Cuyana, Neuquina and Golfo San Jorge basins. In the Cuyana basin, exploratory activity targeted the Barrancas block. Exploration activities in the Neuquina basin focused on the Señal Picada – Punta Barda, Bajo del Piche, Chachahuan and Rincón del Mangrullo blocks. In the Golfo San Jorge basin, activity focused on the evaluation of deep targets in the west flank of the Los Perales block.

During Q3 2016, four exploratory wells were completed.

Consolidated Results Q3 2016

3.2 DOWNSTREAM

Q3 2015	Q2 2016	Q3 2016	Var.% Q3 16/ Q3 15		Jan - Sep 2015	Jan - Sep 2016	Var.% 2016 / 2015

3,522	3,432	1,118	-68.3%	Operating income (Million Ps)	8,881	3,756	-57.7%

35,804	47,715	50,515	41.1%	Revenues (Million Ps)	103,832	139,163	34.0%

4,308	4,126	4,259	-1.1%	Sales of refined products in domestic market (Km3)	12,816	12,425	-3.1%

314	275	303	-3.5%	Exportation of refined products (Km3)	1,078	1,070	-0.7%

218	207	227	4.1%	Sales of petrochemical products in domestic market (*) (Ktn)	622	622	0.0%

87	42	80	-8.0%	Exportation of petrochemical products (Ktn)	242	149	-38.4%

297	288	292	-1.7%	Crude oil processed (Kboed)	300	292	-3.0%

93%	90%	91%	-1.7%	Refinery utilization (%)	94%	91%	-3.0%

2,813	2,776	2,906	3.3%	Capital expenditures (Million Ps)	6,257	7,773	24.2%

778	1,333	1,389	78.5%	Depreciation (Million Ps)	2,249	4,012	78.4%

764	676	645	-15.7%	Average domestic market gasoline price (**) (USD/m3)	756	625	-17.3%

773	661	629	-18.7%	Average domestic market diesel price (**) (USD/m3)	763	618	-19.0%

(*)	Fertilizer sales not included
(**)	Includes gross income and net of deductions, commissions and other taxes

Operating income for the Downstream business segment for Q3 2016 was a gain of Ps 1.1 billion, 68.3% lower than Q3 2015.

Revenues were Ps 50.5 billion, 41.1% higher than Q3 2015, due primarily to the following:

•	Diesel revenues increased Ps 3.8 billion, due to a 31.7% increase in diesel mix prices, offset by a 4.2% decrease in sales volumes, although sales volumes of Eurodiesel, a premium diesel product, increased 2.9%.

•	Gasoline revenues increased Ps 2.9 billion, due to a 36.8% increase in prices, offset by a 2.5% decrease in sales volumes.

•	Fuel oil revenues in the Argentine domestic market increased Ps 1.0 billion, due to a 51.9% increase in prices, offset by a 0.5% decrease in sales volumes.

•	Petrochemical product revenues in the Argentine domestic market increased Ps 0.2 billion, due to a 10.3% increase in prices in Argentine peso terms and a 6.3% increase in sales volumes.

Consolidated Results Q3 2016

•	Exports increased Ps 1.3 billion, or 39.8%, compared to Q3 2015, due to higher prices in Argentine peso terms driven by devaluation of the Argentine peso in Q3 2016, offset by a decrease in export volumes. Exports of flour, oil and grains totaled Ps 1.5 billion, due to a 101.2% increase in prices in Argentine peso terms, offset by a 28.4% decrease in export volumes.

Cost of sales and operating expenses for Q3 2016 increased Ps 17.1 billion, or 53.0% compared to Q3 2015, due primarily to the following factors:

•	Crude oil purchases increased Ps 5.2 billion, due to an increase in prices in Argentine peso terms of crude oil purchased, offset by a 4.9% decrease in volumes purchased from the Upstream business segment and a 20.9% decrease in volumes purchased from other producers of crude oil. Purchase prices from the Upstream business segment in Argentine peso terms increased 41.3%, and purchase prices from other producers of crude oil similarly increased 41.8%.

•	FAME and ethanol biofuel purchases increased Ps 1.6 billion, due to higher FAME and ethanol biofuel prices of 93% and 57%, respectively. There was a 12.9% increase in volumes purchased of ethanol biofuel, due to an increase in the amount of ethanol biofuel required to be included in gasoline (from 10% to 12%), which was partially offset by a 7.1% decrease in volumes purchased of FAME in line with decreased diesel production.

•	Imports of diesel and jet fuel increased Ps 0.5 million, due to greater volumes purchased of jet fuel and higher prices for diesel and jet fuel in Argentine peso terms, which was partially offset by lower volumes purchase of diesel.

•	Grain purchases in the agricultural sales segment through the form of barter increased Ps 0.4 billion due to higher prices in Argentine peso terms, which was recorded as purchases for accounting purposes.

•	Production costs related to refining increased Ps 0.7 billion, due to inflation and increased expenses for materials, parts, electricity, other supplies and fuel. As a result, and considering the 1.7% decrease in volumes processed, unit refining costs in Q3 2016 were 49.5% higher than Q3 2015. Transportation costs related to production (shipping, oil pipelines, and multiproduct pipelines) increased Ps 0.4 billion, a 47.6% increase.

•	Fixed asset depreciation increased Ps 0.6 billion, an 82.4% increase, resulting from an increase in the value of assets subject to depreciation compared to Q3 2015 due to increased investments in assets and an increase in asset values, based on their valuation in U.S. dollars, the functional currency of the company.

•	Marketing expenses increased Ps 1.3 billion, due to higher transportation costs related to an increase in Argentine domestic fuel transportation rates and increased depreciation costs of assets linked to commercial use.

Consolidated Results Q3 2016

The volume of crude oil processed in Q3 2016 was 292 Kbbld, 1.7% lower than in Q3 2015.

CAPEX

Cumulative capital expenditures for the Downstream business segment for Q3 2016 were Ps 2.9 billion, a 3.3% decrease compared to Q3 2015.

The construction of the new Coke Plant was completed, and it commenced operations on September 29, 2016. In addition, improvements to the Topping III unit in Mendoza have progressed, and it is expected to commence operations in Q2 2017. Work to improve YPF’s logistical facilities and optimize safety and environmental performance has also continued.

3.3 CORPORATE AND OTHERS

This business segment involves mainly corporate costs and other activities that are not reported in any of the previously-mentioned business segments.

Corporate operating income for Q3 2016 was a loss of Ps 0.7 billion, compared to a gain of Ps 0.4 billion in Q3 2015. This change was driven primarily by higher personnel expenses, higher IT costs, and lower receipts of construction incentives by the company’s subsidiary A-Evangelista, as discussed above.

Consolidation adjustments to eliminate results among business segments not transferred to third parties were Ps 0.1 billion in Q3 2016. These adjustments were Ps 0.4 billion in Q3 2015.

3.4 RELATED COMPANIES

Results from related companies for Q3 2016 were a gain of Ps 110 million, compared to a gain of Ps 36 million for Q3 2015. This change was primarily due to improved results from Profertil, Central Dock Sud, and Refinor.

4. LIQUIDITY AND SOURCES OF CAPITAL

Net cash flows provided by operating activities for Q3 2016, including collections of accounts receivable owed to the company through Plan Gas, received in BONAR 2020 sovereign bonds issued by Argentina for US$642 million and which remain in the company’s investment portfolio, reached Ps 26.6 billion, 172.3% higher than Q3 2015. This increase of net cash flows provided by operating activities of Ps 16.9 billion was principally driven by a reduction in working capital produced by the collections of accounts receivable owed to the company, including among others, accounts receivable previously received from the aforementioned Plan Gas program and programs to stimulate crude oil production that was in effect in 2015, a Ps 1.2 billion increase in adjusted EBITDA and a lower income tax payment.

Net cash flows used in investing activities were Ps 19.9 billion for Q3 2016, or 25.9% higher than Q3 2015. Investments in fixed and intangible assets were 9.2% lower than Q3 2015. In Q3 2016, a guaranteed loan to Pampa Energía S.A. of Ps 2.1 billion was granted, equal to the price paid for the indirect acquisition of a stake by YPF in the Río Neuquén and Aguada de la Arena areas, and an increase in investments in financial assets of Ps 2.2 billion was recorded.

Consolidated Results Q3 2016

The previously discussed cash flow generation, together with a net increase of Ps 4.2 billion from financing activities, and the investment made by the company in BONAR 2021 sovereign bonds issued by Argentina contributed to a Ps 32.4 billion cash and cash equivalent position as of September 30, 2016. The main debt issuances in Q3 2016 consisted of two new series of negotiable obligations for a total of Ps 11.2 billion and CHF 300 million. Total debt in U.S. dollars was US$9.9 billion, net debt was US$7.8 billion(1) and the net debt/EBITDA LTM(2) ratio was 1.86x.

The average interest rate for debt denominated in Argentine pesos in Q3 2016 was 30.38%, while the average interest rate for debt denominated in U.S. dollars and Swiss francs was 7.76% and 3.75%, respectively.

YPF negotiable obligations issued during Q3 2016 and thereafter are detailed below:

YPF Note	Amount	Interest Rate	Maturity

Series L	USD 750 million	BADLAR + 4.0%	48 months

Series LI	CHF 300 million	3.75%	36 months

Series XXVIII (Q4 2016)	USD 197 million	8.75%	90 months

(*)	Subscription in kind made only with Series X and XI
(1)	Net Debt: Includes investments in government securities of US$965 million at market value.
(2)	Net Debt: US$7,797 million/EBITDA LTM: US$4,208 million = 1.86x.

Consolidated Results Q3 2016

5. TABLES AND NOTES

Q3 2016 Results

Consolidated Results Q3 2016

5.1 CONSOLIDATED STATEMENT OF INCOME

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Unaudited, figures expressed in millions of pesos)

Q3 2015	Q2 2016	Q3 2016	Var.% Q3 16/ Q3 15		Jan - Sep 2015	Jan - Sep 2016	Var.% 2016 / 2015
40,056	52,759	55,849	39.4%	Revenues	115,190	155,542	35.0%
(29,795)	(42,819)	(48,028)	61.2%	Costs of sales	(86,756)	(130,978)	51.0%

10,261	9,940	7,821	(23.8%)	Gross profit	28,434	24,564	(13.6%)

(2,587)	(3,699)	(3,934)	52.1%	Selling expenses	(8,065)	(10,678)	32.4%
(1,301)	(1,833)	(1,939)	49.0%	Administration expenses	(3,857)	(5,258)	36.3%
(1,182)	(738)	(312)	(73.6%)	Exploration expenses	(1,760)	(1,504)	(14.5%)
—	—	(36,188)		Impairment of property, plant and equipment	—	(36,188)
440	1,648	(26)	(105.9%)	Other operating results, net	926	1,422	53.6%

5,631	5,318	(34,578)	(714.1%)	Operating income	15,678	(27,642)	(276.3%)

36	166	110	205.6%	Income on investments in companies	52	373	617.3%
(701)	(4,660)	(3,291)	(369.5%)	Net Financial Results:	(2,009)	(3,933)	(95.8%)

4,966	824	(37,759)	(860.4%)	Net income before income tax	13,721	(31,202)	(327.4%)

(3,082)	(1,577)	7,503	(343.4%)	Income tax	(7,430)	1,048	(114.1%)

1,884	(753)	(30,256)	(1,705.9%)	Net Income for the period	6,291	(30,154)	(579.3%)

34	(10)	(45)		Net income (loss) for noncontrolling interest	17	(196)

1,850	(743)	(30,211)	(1,733.0%)	Net income for shareholders of the parent company	6,274	(29,958)	(577.5%)

4.72	(1.89)	(77.14)	(1,732.9%)	Earnings per share, basic and diluted	16.00	(76.49)	(578.0%)

3,206	4,309	2,848	(11.2%)	Other comprehensive Income	8,229	22,564	174.2%

5,090	3,556	(27,408)	(638.5%)	Total comprehensive income for the period	14,520	(7,590)	(152.3%)

13,363	17,181	14,609	9.3%	Adj. EBITDA (*)	35,967	44,283	23.1%

Note: Information reported in accordance with International Financial Reporting Standards (IFRS), except adjusted EBITDA.

(*)	Adjusted EBITDA = Net income attributable to shareholders + Net income (loss) for non-controlling interest - Deferred income tax - Income tax - Financial income (losses) gains on liabilities - Financial income gains (losses) on assets - Income on investments in companies + Depreciation of properties, plant and equipment + Amortization of intangible assets + Unproductive exploratory drillings + Impairment of property, plant and equipment.

Consolidated Results Q3 2016

5.2 CONSOLIDATED BALANCE SHEET

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Q3 2016 figures unaudited, figures expressed in millions of pesos)

	12/31/2015	09/30/2016
Noncurrent Assets
Intangible assets	7,279	8,644
Fixed assets	270,905	287,082
Investments in companies	4,372	5,095
Deferred income tax assets	954	506
Other receivables and advances	2,501	3,998
Trade receivables	469	226
Investment in financial assets	—	7,353

Total Non-current Assets	286,480	312,904

Current Assets
Inventories	19,258	22,703
Other receivables and advances	19,413	12,190
Trade receivables	22,111	31,119
Investment in financial assets	804	7,380
Cash and equivalents	15,387	17,634

Total Current Assets	76,973	91,026

Total Assets	363,453	403,930

Shareholders’ equity
Shareholders’ contributions	10,349	10,359
Reserves and unappropiated retained earnings	110,064	101,781
Noncontrolling interest	48	(148)

Total Shareholders’ Equity	120,461	111,992

Noncurrent Liabilities
Provisions	39,623	43,246
Deferred income tax liabilities	44,812	42,973
Other taxes payable	207	106
Loans	77,934	121,226
Accounts payable	625	626

Total Noncurrent Liabilities	163,201	208,177

Current Liabilities
Provisions	2,009	1,848
Income tax liability	1,487	154
Other taxes payable	6,047	6,164
Salaries and social security	2,452	2,734
Loans	27,817	30,113
Accounts payable	39,979	42,748

Total Current Liabilities	79,791	83,761

Total Liabilities	242,992	291,938

Total Liabilities and Shareholders’ Equity	363,453	403,930

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

Consolidated Results Q3 2016

5.3 CONSOLIDATED STATEMENT OF CASH FLOW

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Unaudited, figures expressed in millions of pesos)

Q3 2015	Q2 2016	Q3 2016		Jan - Sep 2015	Jan - Sep 2016
			Cash flows from operating activities
1,884	(753)	(30,256)	Net income	6,291	(30,154)
(36)	(166)	(110)	Income from investments in companies	(52)	(373)
6,895	11,225	12,652	Depreciation of fixed assets	18,961	34,411
65	170	188	Amortization of intangible assets	225	511
1,811	1,422	996	Consumption of materials and fixed assets and intangible assets retired, net of provisions	3,250	3,601
3,082	1,577	(7,503)	Income tax	7,430	(1,048)
702	1,411	1,289	Net increase in provisions	2,267	3,792
—	—	36,188	Impairment of property, plant and equipment	—	36,188
(245)	3,966	2,893	Interest, exchange differences and other	1,357	2,193
36	17	51	Stock compensation plan	89	108
(562)	—	—	Accrued insurance	(1,085)	—
—	(1,528)	—	Results due to deconsolidation of companies	—	(1,528)
			Changes in assets and liabilities:
(1,350)	(6,922)	(505)	Trade receivables	(2,853)	(15,393)
(1,204)	217	2,399	Other receivables and liabilities	(4,299)	7,134
(1,005)	(1,208)	(79)	Inventories	(240)	(198)
1,171	(2,498)	(990)	Accounts payable	3,182	(2,610)
463	311	307	Other Taxes payable	2,112	(142)
396	368	341	Salaries and Social Securities	123	290
(347)	(594)	(355)	Decrease in provisions from payments	(1,247)	(1,303)
2	420	1	Dividends from investments in companies	181	421
—	—	—	Insurance charge for loss of profit	1,673	607
(1,976)	(821)	(786)	Income tax payments	(5,650)	(2,347)

9,782	6,614	16,721	Net cash flows provided by operating activities	31,715	34,160

			Cash flows from investing activities
			Payments for investments:
(15,825)	(15,299)	(14,368)	Acquisitions of fixed assets and Intangible assets	(46,692)	(46,970)
—	—	(388)	Contributions and acquisitions of interests in companies and UTEs	(163)	(388)
—	923	(3,078)	Financial assets investments	—	(2,168)
—	—	(2,093)	Loans to third parties	—	(2,093)
—	—	—	Insurance charge for material damages	—	355

(15,825)	(14,376)	(19,927)	Net cash flows used in investing activities	(46,855)	(51,264)

			Cash flows from financing activities
(5,652)	(16,775)	(15,488)	Payment of loans	(17,624)	(49,442)
(1,386)	(3,378)	(4,728)	Payment of interests	(4,531)	(11,621)
9,935	17,863	25,304	Proceeds from loans	38,162	79,770
(74)	(55)	5	Acquisition of own shares	(119)	(50)
—	—	—	Non controling interest contribution	—	50
(503)	—	(889)	Payments of dividends	(503)	(889)

2,320	(2,345)	4,204	Net cash flows provided by financing activities	15,385	17,818

342	(15)	743	Effect of changes in exchange rates on cash and equivalents	854	1,681

—	(148)	—	Deconsolidation of subsidiaries	—	(148)

(3,381)	(10,270)	1,741	Increase (decrease) in cash and equivalents	1,099	2,247

—	26,163	15,893	Cash and equivalents at the beginning of the period	9,758	15,387
(3,381)	15,893	17,634	Cash and equivalents at the end of the period	10,857	17,634

(3,381)	(10,270)	1,741	Increase (decrease) in cash and equivalents	1,099	2,247

			COMPONENTS OF CASH AND EQUIVALENT AT THE END OF THE PERIOD
(187)	6,898	11,163	Cash	9,195	11,163
(3,194)	8,995	6,471	Other financial assets	1,662	6,471

(3,381)	15,893	17,634	TOTAL CASH AND EQUIVALENTS AT THE END OF THE PERIOD	10,857	17,634

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

Consolidated Results Q3 2016

5.4 CONSOLIDATED BUSINESS SEGMENT INFORMATION

(Unaudited, figures expressed in millions of pesos)

Q3 2016	Upstream	Downstream	Corporate and Other	Consolidation Adjustments	Total

Revenues	5,098	50,221	530	—	55,849
Revenues from intersegment sales	22,998	294	1,999	-25,291	—

Revenues	28,096	50,515	2,529	-25,291	55,849

Operating Income (loss)	-35,137	1,118	-696	137	-34,578
Investments in companies	0	110	—	—	110
Depreciation of fixed assets	10,965	1,389	298	—	12,652
Impairment of property, plant and equipment	36,188	—	—	—	36,188
Acquisitions of fixed assets	11,680	2,906	426	0	15,012
Assets	222,359	142,653	41,482	-2,564	403,930

Q3 2015	Upstream	Downstream	Corporate and Other	Consolidation Adjustments	Total

Revenues	4,289	35,470	297	—	40,056
Revenues from intersegment sales	16,202	334	1,639	-18,175	—

Revenues	20,491	35,804	1,936	-18,175	40,056

Operating Income (loss)	2,171	3,522	-417	355	5,631
Investments in companies	3	33	—	—	36
Depreciation of fixed assets	6,023	778	94	—	6,895
Acquisitions of fixed assets	12,315	2,813	625	—	15,753
Assets	223,035	113,805	26,708	-95	363,453

Consolidated Results Q3 2016

5.5 MAIN FINANCIAL MAGNITUDES IN U.S. DOLLARS (Unaudited figures)

Million USD	2015 Q3	2016 Q2	2016 Q3	Var Q3 16/ Q3 15	2015 Jan - Sep	2016 Jan - Sep	Var 2016 / 2015
INCOME STATMENT
Revenues	4,353	3,720	3,748	-13.9%	8,559	10,720	25.2%
Costs of sales	-3,238	-3,019	-3,224	-0.5%	-6,488	-9,023	39.1%

Gross profit	1,115	701	525	-52.9%	2,071	1,697	-18.0%
Selling expenses	-281	-261	-264	-6.1%	-624	-736	17.9%
Administration expenses	-141	-129	-130	-8.0%	-291	-362	24.4%
Exploration expenses	-128	-52	-21	-83.7%	-66	-104	59.3%
Other expenses	48	116	-2	-103.6%	54	101	86.4%

Operating income	612	375	-2,321	-479.2%	1,144	-1,834	-260.3%
Depreciation and impairment of fixed and intangible assets	749	792	3,278	337.5%	1,374	4,799	249.2%
Amortization of intangible assets	7	12	13	78.6%	18	35	93.4%
Unproductive exploratory drillings	84	33	11	-87.3%	38	57	51.0%

Adj. EBITDA (*)	1,452	1,212	981	-32.5%	2,574	3,057	18.8%

UPSTREAM
Revenues	2,227	1,963	1,886	-15.3%	4,346	5,881	35.3%
Operating income	236	121	-2,358	-1099.5%	546	-1,930	-453.3%
Depreciation	655	686	736	12.4%	1,187	2,052	72.9%
Capital expenditures	1,336	805	783	-41.4%	2,632	2,436	-7.4%

DOWNSTREAM
Revenues	3,986	3,365	3,390	-14.9%	7,751	9,591	23.7%
Operating income	383	242	75	-80.4%	607	262	-56.8%
Depreciation	85	94	93	10.3%	168	277	65.0%
Capital expenditures	306	196	195	-36.2%	392	536	36.7%

CORPORATE AND OTHER
Operating income	-45	43	-47	3.1%	-121	-40	-66.6%
Capital expenditures	68	22	29	-57.9%	63	78	23.7%

CONSOLIDATION ADJUSTMENTS
Operating income	39	-31	9	-76.2%	112	-126	-212.6%
Average exchange rate for the period	9.20	14.18	14.90		8.91	14.51

NOTE: The calculation of the main financial figures in U.S. dollars is derived from the calculation of the financial results expressed in Argentine pesos using the average exchange rate for each period. .

(*)	Adjusted EBITDA = Net income attributable to shareholders + Net income (loss) for non-controlling interest - Deferred income tax - Income tax - Financial income (losses) gains on liabilities - Financial income gains (losses) on assets - Income on investments in companies + Depreciation of properties, plant and equipment + Amortization of intangible assets + Unproductive exploratory drillings + Impairment of property, plant and equipment.

Consolidated Results Q3 2016

5.6 MAIN PHYSICAL MAGNITUDES (Unaudited)

		2015					2016
	Unit	Q1	Q2	Q3	Q4	Cum. 2015	Q1	Q2	Q3	Cum. 3Q 2016
Production
Crude oil production	Kbbl	22,238	22,750	22,934	23,218	91,139	22,656	22,102	22,735	67,493
NGL production	Kbbl	5,390	3,580	4,015	4,958	17,944	5,124	4,512	4,608	14,243
Gas production	Mm3	3,921	4,091	4,080	4,032	16,124	4,008	4,074	4,127	12,209
Total production	Kboe	52,288	52,061	52,611	53,532	210,492	52,986	52,237	53,299	158,522

Henry Hub	USD/Mbtu	2.98	2.64	2.77	2.27	2.66	2.09	1.95	2.81	2.29
Brent	USD/Bbl	53.92	61.69	50.23	43.57	52.35	37.88	45.56	45.79	41.68

Sales
Sales of petroleum products
Domestic market
Gasoline	Km3	1,246	1,171	1,208	1,269	4,894	1,283	1,119	1,178	3,580
Diesel	Km3	1,906	2,169	2,040	2,019	8,134	1,855	2,038	1,955	5,848
Jet fuel and kerosene	Km3	125	108	130	131	494	130	107	135	371
Fuel Oil	Km3	348	396	378	313	1,436	354	350	376	1,080
LPG	Km3	176	212	238	162	788	153	242	273	668
Others (*)	Km3	304	343	314	323	1,283	261	274	342	877
Total domestic market	Km3	4,104	4,399	4,308	4,218	17,029	4,035	4,131	4,259	12,425
Export market
Petrochemical naphtha	Km3	18	12	7	19	56	0	0	15	15
Jet fuel and kerosene	Km3	122	127	130	132	511	121	117	130	369
LPG	Km3	149	52	42	94	337	117	17	40	174
Bunker (Diesel and Fuel Oil)	Km3	153	115	130	134	532	149	116	93	358
Others (*)	Km3	7	10	4	4	25	105	24	26	155
Total export market	Km3	449	316	314	382	1,461	493	275	303	1,070
Total sales of petroleum products	Km3	4,553	4,715	4,622	4,600	18,490	4,528	4,405	4,562	13,495

Sales of petrochemical products
Domestic market
Fertilizers	Ktn	21	34	45	108	208	24	40	91	155
Methanol	Ktn	49	61	75	64	249	55	82	105	242
Others	Ktn	130	164	143	129	566	133	125	122	380
Total domestic market	Ktn	200	259	263	301	1,023	212	247	318	777
Export market
Methanol	Ktn	41	36	54	20	151	2	1	2	5
Others	Ktn	28	50	33	39	150	25	41	78	144
Total export market	Ktn	69	86	87	59	301	27	42	80	149
Total sales of petrochemical products	Ktn	269	345	350	360	1,324	239	289	398	926

Sales of other products
Grain, flours and oils
Domestic market	Ktn	30	31	13	15	89	9	27	7	43
Export market	Ktn	155	418	358	208	1,139	169	311	256	736
Total grain, flours and oils	Ktn	185	449	371	223	1,228	178	338	263	779

Main products imported
Gasoline and jet fuel	Km3	20	22	43	36	120	50	65	52	168
Diesel	Km3	196	343	346	289	1,174	145	239	306	691

(*)	Principally includes sales of oil and lubricant bases, grease, asphalt and residual carbon, among others.

Consolidated Results Q3 2016

This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995.

These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives as of the date hereof of YPF and its management, including statements with respect to trends affecting YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as the future price of petroleum and petroleum products, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes in circumstances and other factors that may be beyond YPF’s control or may be difficult to predict.

YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as the future price of petroleum and petroleum products, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to fluctuations in the price of petroleum and petroleum products, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates before the Comisión Nacional de Valores in Argentina and with the U.S. Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015 filed with the Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur.

Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.

These materials do not constitute an offer for sale of YPF S.A. bonds, shares or ADRs in the United States or elsewhere.

The information contained herein has been prepared to assist interested parties in making their own evaluations of YPF.

Investor Relations

E-mail: inversoresypf@ypf.com

Website: inversores.ypf.com

Macacha Güemes 515

C1106BKK Buenos Aires (Argentina)

Phone: 54 11 5441 1215

Fax: 54 11 5441 2113

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: November 14, 2016	By:	/s/ Diego Celaá
	Name:	Diego Celaá
	Title:	Market Relations Officer